Filed pursuant to Rule 433
Registration Statement No. 333-159678
August 7, 2009
Targa Resources Partners LP
Pricing Sheet — August 7, 2009
6,000,000 Common Units Representing Limited Partner Interests
This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated August 6, 2009 and the prospectus dated July 31, 2009 relating to these securities.

Offering price:	$15.70 per common unit

Option to purchase additional units:	900,000 additional common units (30 days)

Proceeds, net of underwriting discounts and commissions:	$90,000,000 (excluding option to purchase additional common units) or $103,500,000 (including exercise of option to purchase additional common units)

Trade Date:	August 7, 2009

Settlement Date:	August 12, 2009

Issuer Symbol:	NGLS

Exchange:	Nasdaq

CUSIP:	87611X105

Book-Running Managers:	UBS Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc.

Co-Managers:	Raymond James & Associates, Inc. Deutsche Bank Securities Inc. RBC Capital Markets Corporation
Targa Resources Partners LP has filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Targa Resources Partners LP and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC at 888-827-7275, Barclays Capital Inc. at 888-603-5847 or Citigroup Global Markets Inc. at 800-831-9146.
Use of Proceeds
We expect to receive net proceeds of $91.5 million, including our general partner’s proportionate capital contribution, or $105.3 million if the underwriters exercise their option to purchase additional common units in full, in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option to purchase additional common units, for general partnership purposes, which may include reducing borrowings under our senior secured credit facility and redeeming or repurchasing some of our outstanding notes. We may reborrow any amounts paid down under our senior secured credit facility.
Revised Capitalization Disclosure
In the “Historical” column of the capitalization table on page S-23 of the preliminary prospectus supplement, Total Capitalization should be $1,339.9 million. The “As Adjusted” column of the capitalization table on page S-23 of the preliminary prospectus reflects the Partnership’s capitalization as of June 30, 2009, on a historical basis, as adjusted to reflect the sale of the 11 1/4% Senior Notes due 2017, the sale of the common units in this offering and the application of the net proceeds therefrom and our general partner’s proportionate capital contribution to reduce borrowings under the Partnership’s senior secured credit facility. In the “As Adjusted” column of the capitalization table on page S-23 of the preliminary prospectus supplement, Cash and cash equivalents is $37.9 million, Senior Secured Credit Facility is $124.9 million, Total debt is $571.4 million, Common units is $727.2 million, General partner interest is $6.5 million, Accumulated other comprehensive income is $40.8 million, Total partners’ capital is $774.5 million and Total capitalization is $1,345.9 million.